SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Anheuser-Busch InBev SA/NV

(Name of Issuer)

Ordinary Shares, without par value

American Depositary Shares, each of which represents 1 (one) Ordinary Share,

without par value, evidenced by American Depositary Receipts

(Title of Class or Securities)

03524A108

(CUSIP Number for American Depositary Shares)

John Horsfield-Bradbury Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN England +44 20 7959-8900	Erik Adam Eugénie Patri Sébastien S.A. 488 Route de Longwy, L-1940, Luxembourg + 352 27 02 39	Mr. Roberto Moses Thompson Motta BRC S.à.R.L. 2 Boulevard de la Foire, L – 1528 Luxembourg +352 2704-8684

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

April 27, 2023

(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

1	Names of reporting persons: Stichting Anheuser-Busch InBev
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: The Netherlands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 1,138,526,411 Shares[1,2]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 838,206,339 Ordinary Shares[1]
11	Aggregate amount beneficially owned by each reporting person: 1,138,526,411 Shares[1,2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 57.31%[1,2,3]
14	Type of reporting person (see instructions): CO

1

The Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew) is wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax Société d’Investissements SA (“Rayvax”), a Belgian corporation, are party to the 2023 Shareholders’ Agreement (defined below), and the Stichting Anheuser-Busch InBev is party to a further voting agreement (the “Funds Voting Agreement”) with Fonds Baillet Latour CV (formerly Fonds Baillet Latour SPRL) (“Fonds Baillet Latour”) and Fonds Voorzitter Verhelst SRL (formerly Fonds Voorzitter Verhelst SPRL) (“Fonds Voorzitter Verhelst”). Together these entities and individuals indirectly and directly beneficially own 838,206,339 Ordinary Shares (as defined below) of Anheuser-Busch InBev SA/NV (“AB InBev”), as of April 27, 2023, representing approximately 42.19% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

2

Includes (i) the 185,115,417 Restricted Shares and 12,341,937 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria Group, Inc. a Virginia Corporation (“Altria”) and BEVCO Lux S.à R.L., a Luxembourg corporation (“BEVCO”), are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.

3

Based on a total of 1,986,499,657 Ordinary Shares deemed to be outstanding as of April 27, 2023, which is calculated based upon the sum of (i) 1,704,521,522 Ordinary Shares issued and outstanding as of such date and (ii) 281,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares (as defined below) over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement (as defined below), which includes all Restricted Shares owned by Altria and BEVCO and no Restricted Shares owned by other holders. The shares set out above represent approximately 57.31% of the total shares with voting rights (i.e., 1,704,521,522 Ordinary Shares and 282,045,403 Restricted Shares) issued and outstanding as of April 27, 2023.

1	Names of reporting persons: BRC S.à R.L.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Luxembourg
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 1,138,526,411 Shares[1,2]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 838,206,339 Ordinary Shares[1]
11	Aggregate amount beneficially owned by each reporting person: 1,138,526,411 Shares[1,2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 57.31%[1,2,3]
14	Type of reporting person (see instructions): CO

1

The Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS Participations, which is wholly owned by EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax are party to the 2023 Shareholders’ Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 838,206,339 Ordinary Shares of AB InBev, as of April 27, 2023, representing approximately 42.19% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

2

Includes (i) the 185,115,417 Restricted Shares and 12,341,937 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.

3

Based on a total of 1,986,499,657 Ordinary Shares deemed to be outstanding as of April 27, 2023, which is calculated based upon the sum of (i) 1,704,521,522 Ordinary Shares issued and outstanding as of such date and (ii) 281,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders. The shares set out above represent approximately 57.31% of the total shares with voting rights (i.e., 1,704,521,522 Ordinary Shares and 282,045,403 Restricted Shares) issued and outstanding as of April 27, 2023.

1	Names of reporting persons: Eugénie Patri Sébastien S.A.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Luxembourg
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 1,138,526,411 Shares[1,2]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 838,206,339 Ordinary Shares[1]
11	Aggregate amount beneficially owned by each reporting person: 1,138,526,411 Shares[1,2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 57.31%[1,2,3]
14	Type of reporting person (see instructions): CO

1

The Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS Participations, which is wholly owned by EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax are party to the 2023 Shareholders’ Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 838,206,339 Ordinary Shares of AB InBev, as of April 27, 2023, representing approximately 42.19% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). Includes Ordinary Shares beneficially owned by EPS which certain directors of EPS may have the right to acquire control of from EPS under certain circumstances. In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

2

Includes (i) the 185,115,417 Restricted Shares and 12,341,937 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.

3

Based on a total of 1,986,499,657 Ordinary Shares deemed to be outstanding as of April 27, 2023, which is calculated based upon the sum of (i) 1,704,521,522 Ordinary Shares issued and outstanding as of such date and (ii) 281,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders. The shares set out above represent approximately 57.31% of the total shares with voting rights (i.e., 1,704,521,522 Ordinary Shares and 282,045,403 Restricted Shares) issued and outstanding as of April 27, 2023.

1	Names of reporting persons: Rayvax Société d’Investissements S.A.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Belgium
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 1,138,526,411 Shares[1,2]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 838,206,339 Ordinary Shares[1]
11	Aggregate amount beneficially owned by each reporting person: 1,138,526,411 Shares[1,2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 57.31%[1,2,3]
14	Type of reporting person (see instructions): CO

1

The Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS Participations, which is wholly owned by EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax are party to the 2023 Shareholders’ Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 838,206,339 Ordinary Shares of AB InBev, as of April 27, 2023, representing approximately 42.19% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). Includes Ordinary Shares beneficially owned by EPS which certain directors of Rayvax may have the right to acquire control of from EPS under certain circumstances. In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

2

Includes (i) the 185,115,417 Restricted Shares and 12,341,937 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.

3

Based on a total of 1,986,499,657 Ordinary Shares deemed to be outstanding as of April 27, 2023, which is calculated based upon the sum of (i) 1,704,521,522 Ordinary Shares issued and outstanding as of such date and (ii) 281,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders. The shares set out above represent approximately 57.31% of the total shares with voting rights (i.e., 1,704,521,522 Ordinary Shares and 282,045,403 Restricted Shares) issued and outstanding as of April 27, 2023.

1	Names of reporting persons: Fonds Baillet Latour CV
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Belgium
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 1,138,526,411 Shares[1,2]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 838,206,339 Ordinary Shares[1]
11	Aggregate amount beneficially owned by each reporting person: 1,138,526,411 Shares[1,2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 57.31%[1,2,3]
14	Type of reporting person (see instructions): CO

1

The Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS Participations, which is wholly owned by EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax are party to the 2023 Shareholders’ Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 838,206,339 Ordinary Shares of AB InBev, as of April 27, 2023, representing approximately 42.19% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

2

Includes (i) the 185,115,417 Restricted Shares and 12,341,937 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.

3

Based on a total of 1,986,499,657 Ordinary Shares deemed to be outstanding as of April 27, 2023, which is calculated based upon the sum of (i) 1,704,521,522 Ordinary Shares issued and outstanding as of such date and (ii) 281,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders. The shares set out above represent approximately 57.31% of the total shares with voting rights (i.e., 1,704,521,522 Ordinary Shares and 282,045,403 Restricted Shares) issued and outstanding as of April 27, 2023.

1	Names of reporting persons: Fonds Voorzitter Verhelst SRL
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Belgium
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 1,138,526,411 Shares[1,2]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 838,206,339 Ordinary Shares[1]
11	Aggregate amount beneficially owned by each reporting person: 1,138,526,411 Shares[1,2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 57.31%[1,2,3]
14	Type of reporting person (see instructions): CO

1

The Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS Participations, which is wholly owned by EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax are party to the 2023 Shareholders’ Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 838,206,339 Ordinary Shares of AB InBev, as of April 27, 2023, representing approximately 42.19% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

2

Includes (i) the 185,115,417 Restricted Shares and 12,341,937 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.

3

Based on a total of 1,986,499,657 Ordinary Shares deemed to be outstanding as of April 27, 2023, which is calculated based upon the sum of (i) 1,704,521,522 Ordinary Shares issued and outstanding as of such date and (ii) 281,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders. The shares set out above represent approximately 57.31% of the total shares with voting rights (i.e., 1,704,521,522 Ordinary Shares and 282,045,403 Restricted Shares) issued and outstanding as of April 27, 2023.

.

1	Names of reporting persons: Jorge Paulo Lemann
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Federative Republic of Brazil and Switzerland
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 259,000
	8	Shared voting power: 1,138,785,411 Shares[1,2], 3
	9	Sole dispositive power: 259,000
	10	Shared dispositive power: 838,465,339 Ordinary Shares[1], 3
11	Aggregate amount beneficially owned by each reporting person: 1,138,785,411 Shares[1,2], 3
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 57.33%[1,2,3,4]
14	Type of reporting person (see instructions): IN

1

The Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS Participations, which is wholly owned by EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax are party to the 2023 Shareholders’ Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 838,206,339 Ordinary Shares of AB InBev, as of April 27, 2023, representing approximately 42.19% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

2

Includes (i) the 185,115,417 Restricted Shares and 12,341,937 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.

3

Includes 259,000 Ordinary Shares held by Olia 2 AG, a company incorporated under Liechtenstein law, acting in concert with Mr. Lemann within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids. Mr. Lemann disclaims beneficial ownership of the securities subject to this statement on Schedule 13D, except with respect to the 259,000 Ordinary Shares held by Olia 2 AG over which he holds sole voting and dispositive power.

4

Based on a total of 1,986,499,657 Ordinary Shares deemed to be outstanding as of April 27, 2023, which is calculated based upon the sum of (i) 1,704,521,522 Ordinary Shares issued and outstanding as of such date and (ii) 281,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders. The shares set out above represent approximately 57.32% of the total shares with voting rights (i.e., 1,704,521,522 Ordinary Shares and 282,045,403 Restricted Shares) issued and outstanding as April 27, 2023.

1	Names of reporting persons: Carlos Alberto da Veiga Sicupira
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Federative Republic of Brazil
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 1,138,526,411 Shares[1,2], 3
	9	Sole dispositive power: 0
	10	Shared dispositive power: 838,206,339 Ordinary Shares[1]
11	Aggregate amount beneficially owned by each reporting person: 1,138,526,411 Shares[1,2], 3
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 57.31%[1,2,3,4]
14	Type of reporting person (see instructions): IN

1

The Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS Participations, which is wholly owned by EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax are party to the 2023 Shareholders’ Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 838,206,339 Ordinary Shares of AB InBev, as of April 27, 2023, representing approximately 42.19% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

2

Includes (i) the 185,115,417 Restricted Shares and 12,341,937 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.

3	Mr. Sicupira disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.
4

Based on a total of 1,986,499,657 Ordinary Shares deemed to be outstanding as of April 27, 2023, which is calculated based upon the sum of (i) 1,704,521,522 Ordinary Shares issued and outstanding as of such date and (ii) 281,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders. The shares set out above represent approximately 57.31% of the total shares with voting rights (i.e., 1,704,521,522 Ordinary Shares and 282,045,403 Restricted Shares) issued and outstanding as of April 27, 2023.

1	Names of reporting persons: Marcel Herrmann Telles
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Federative Republic of Brazil
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 1,138,526,411 Shares[1,2], 3
	9	Sole dispositive power: 0
	10	Shared dispositive power: 838,206,339 Ordinary Shares[1]
11	Aggregate amount beneficially owned by each reporting person: 1,138,526,411 Shares[1,2], 3
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 57.31%[1,2,3,4]
14	Type of reporting person (see instructions): IN

1

The Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS Participations, which is wholly owned by EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax are party to the 2023 Shareholders’ Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 838,206,339 Ordinary Shares of AB InBev, as of April 27, 2023, representing approximately 42.19% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

2

Includes (i) the 185,115,417 Restricted Shares and 12,341,937 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.

3	Mr. Telles disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.
4

Based on a total of 1,986,499,657 Ordinary Shares deemed to be outstanding as of April 27, 2023, which is calculated based upon the sum of (i) 1,704,521,522 Ordinary Shares issued and outstanding as of such date and (ii) 281,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders. The shares set out above represent approximately 57.31% of the total shares with voting rights (i.e., 1,704,521,522 Ordinary Shares and 282,045,403 Restricted Shares) issued and outstanding as of April 27, 2023.

This Amendment No. 3 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 2, 2016, as amended by Amendment No. 1 filed by the Reporting Persons with the SEC on June 16, 2021 and Amendment No. 2 filed by the Reporting Persons with the SEC on November 29, 2021 (the “Schedule 13D”), relating to the ordinary shares, without par value (the “Ordinary Shares” of Anheuser-Busch InBev SA/NV (the “Issuer”). This Amendment is being filed to reflect the entry into an Amended and Restated Shareholders’ Agreement (amending and restating the 2016 AK Shareholders’ Agreement (as defined below)) by certain of the Reporting Persons, which has primarily modified certain provisions for nominating members of the board of directors of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment. Each capitalized term used herein but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 1. Security and Issuer.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated to read as follows.

(a), (b), (c), (f) This Schedule 13D is being filed by:

(i)	the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), a foundation formed under the laws of the Netherlands (the “Stichting”);

(ii)	BRC S.à R.L., a limited liability company (société à responsabilité limité) incorporated under the laws of Luxembourg (“BRC”);

(iii)	Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA), a public limited liability company (société anonyme) incorporated under the laws of Luxembourg (“EPS”);

(iv)	Rayvax Société d’Investissements S.A., a public limited liability company (société anonyme) incorporated under the laws of Belgium (“Rayvax”);

(v)	Fonds Baillet Latour CV (formerly Fonds Baillet Latour SPRL), a foundation with a social purpose incorporated under the laws of Belgium (“Fonds Baillet Latour”);

(vi)	Fonds Voorzitter Verhelst SRL (formerly Fonds Voorzitter Verhelst SPRL), a foundation with a social purpose incorporated under the laws of Belgium (“Fonds Voorzitter Verhelst”);

(vii)	Jorge Paulo Lemann, a Swiss and Brazilian citizen (“Mr. Lemann”);

(viii)	Carlos Alberto da Veiga Sicupira, a Brazilian citizen (“Mr. Sicupira”); and

(ix)	Marcel Herrmann Telles, a Brazilian citizen (“Mr. Telles”), (collectively, the “Reporting Persons”).

The Stichting is a foundation, substantially all of the assets of which, as of April 27, 2023, were 663,074,832 Ordinary Shares, representing approximately 33.38% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). The address of the principal business office of the Stichting is Amstelveenseweg 760, 1081 JK Amsterdam, the Netherlands. The principal business purposes of the Stichting is to hold AB InBev shares on behalf of EPS and its wholly owned subsidiary EPS Participations S.à R.L. (“EPS Participations”) and BRC. Each of EPS, EPS Participations and BRC holds Stichting certificates entitling them to claim from the Stichting the payment of any dividends and other amounts paid or distributed by AB InBev to the holders of the Ordinary Shares who hold their interests through the Stichting.

BRC is an investment company, one of the business purposes of which is holding Class B certificates of the Stichting (each of which represents one Ordinary Share held by the Stichting). The address of the principal business office of BRC is 2, Boulevard de la Foire, L - 1528 Luxembourg.

EPS is a company established for the purpose of directly or indirectly investing in and holding Class A certificates of the Stichting (each of which represents one Ordinary Share held by the Stichting) and Ordinary Shares. The address of the principal business office of EPS is Route de Longwy 488, L-1940 Luxembourg. Certain of the securities being reported on by EPS on this Schedule 13D are actually held by EPS Participations, S.à R.L., a direct wholly owned subsidiary of EPS.

Rayvax is a company established for the purpose of holding an indirect interest in AB InBev. The address of the principal business office of Rayvax is Rue Gachard 88, box 14, 1050 Ixelles, Belgium. Certain of the securities being reported on by Rayvax on this Schedule 13D are actually held by Sébastien Holding NV/SA, a direct wholly owned subsidiary of Rayvax.

Fonds Baillet Latour is a foundation established with a social purpose to encourage and financially support projects with a high human or cultural value in the areas of medical research, education, culture and Olympic sport. The address of the principal business office of Fonds Baillet Latour is Brouwerijplein 1, 3000 Leuven, Belgium.

Fonds Voorzitter Verhelst is foundation established with a social purpose to financially or otherwise assist AB InBev employees (e.g., with respect to their wellbeing, their children’s education, health plans and medical care). The address of the principal business office of Fonds Voorzitter Verhelst is Brouwerijplein 1, 3000 Leuven, Belgium.

Mr. Lemann’s principal occupation is being a private investor and a director of BRC and the Stichting. His principal business address is Zücherstrasse 325, 8645 Jona, Switzerland.

Certain of the securities being reported on by Mr. Lemann on this Schedule 13D are actually held by Olia 2 AG, a company controlled by Mr. Lemann.

Mr. Sicupira’s principal occupation is being a private investor and a director of BRC and the Stichting. His principal business address is Rua Dr Renato Paes de Barros, 1017, Itaim Bibi, 04530-001, Sao Paulo, Brazil.

Mr. Telles’ principal occupation is being a private investor and a director of BRC and the Stichting. His principal business address is Rua Dr Renato Paes de Barros, 1017, Itaim Bibi, 04530-001, Sao Paulo, Brazil.

The name, citizenship, business address and present principal occupation or employment of each of the directors of the Stichting, BRC, EPS, Rayvax, Fonds Baillet Latour and Fonds Voorzitter Verhelst and the name, principal business and address of the corporation or other organization in which any such employment is conducted are set forth in Annexes A-1 through A-7 to this Schedule 13D. None of such entities has any executive officers.

(d), (e) During the last five years, none of the Reporting Persons or director of the Stichting, BRC, EPS, Rayvax, Fonds Baillet Latour or Fonds Voorzitter Verhelst or any executive officer or director of any controlling shareholder, if any, of the Stichting, BRC, EPS, Rayvax, Fonds Baillet Latour or Fonds Voorzitter Verhelst has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4. Purpose of Transaction.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows.

(a)	Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

(b)

Rows (7) through (10) of the cover pages to this Schedule 13D set forth the number of Ordinary Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Ordinary Shares and Restricted Shares of AB InBev as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

(c)

One transaction with respect to Ordinary Shares was effected on April 3, 2023 by Santa Venerina Limited, a company incorporated under the laws of the Bahamas, acting in concert with Mr. Telles within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids. The transaction was an open-market sale effected through a broker. The total number of Ordinary Shares sold by Santa Venerina Limited on this date was 3,381,323, which constituted all of the Ordinary Shares held by Santa Venerina Limited, and over which Mr. Telles held sole voting and dispositive power. The price per share was €60.30.

Except as described in this Item 5(c), none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A to this Schedule 13D has effected any transaction in the Voting Shares of the Issuer during the past 60 days.

Except as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares owned, directly or indirectly, by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The section titled “2016 AK Shareholders’ Agreement” set forth under Item 6 of the Schedule 13D filed on November 2, 2016 is hereby deleted in its entirety and replaced with the following:

“2023 AK Shareholders’ Agreement

On April 27, 2023, the Stichting, EPS, EPS Participations, BRC and Rayvax entered into an Amended and Restated Shareholders’ Agreement (the “2023 AK Shareholders’ Agreement”). The 2023 AK Shareholders’ Agreement amended, restated and replaced in its entirety the Amended and Restated New Shareholders’ Agreement dated April 11, 2016 (the “2016 AK Shareholders’ Agreement”). The 2023 AK Shareholders’ Agreement has primarily modified certain provisions for nominating members of the board of directors of the Issuer included in the 2016 AK Shareholders’ Agreement.

The 2023 AK Shareholders’ Agreement addresses, among other things, certain matters relating to the governance and management of both AB InBev and the Stichting, as well as (i) the transfer of the Stichting certificates and (ii) the de-certification and re-certification process for the Shares and the circumstances in which the Shares held by the Stichting may be de-certified and/or pledged at the request of BRC, EPS or EPS Participations.

The 2023 AK Shareholders’ Agreement provides for restrictions on the ability of BRC and EPS/EPS Participations to transfer their Stichting certificates.

Pursuant to the terms of the 2023 AK Shareholders’ Agreement, BRC and EPS/EPS Participations jointly and equally exercise control over the Stichting and the Shares held by the Stichting. The Stichting is managed by an eight-member board of directors and each of BRC and EPS/EPS Participations have the right to appoint four directors to the Stichting board of directors. Subject to certain exceptions, at least seven of the eight Stichting directors must be present or represented in order to constitute a quorum of the Stichting board, and any action to be taken by the Stichting board of directors will, subject to certain qualified majority conditions, require the approval of a majority of the directors present or represented, including at least two directors appointed by BRC and two directors appointed by EPS/EPS Participations. Subject to certain exceptions, all decisions of the Stichting with respect to the Shares it holds, including how such shares will be voted at AB InBev’s shareholders’ meetings, will be made by the Stichting board of directors.

The 2023 AK Shareholders’ Agreement requires the Stichting board of directors to meet prior to each AB InBev shareholders’ meeting to determine how the shares held by the Stichting are to be voted. In addition, prior to each meeting of the board of directors of AB InBev at which certain key matters are considered, the Stichting board of directors will meet to determine how the eight members of the board of directors of AB InBev nominated exclusively by BRC and EPS/EPS Participations should vote.

The 2023 AK Shareholders’ Agreement requires EPS, EPS Participations, BRC and Rayvax, as well as any other holder of certificates issued by the Stichting, to vote their Shares in the same manner as the Shares held by the Stichting. The parties agree to effect any free transfers of their Shares in an orderly manner of disposal that does not disrupt the market for Shares and in accordance with any conditions established by AB InBev to ensure such orderly disposal. In addition, under the 2023 AK Shareholders’ Agreement, EPS, EPS Participations and BRC agree not to acquire any shares of Ambev’s capital stock, subject to limited exceptions.

Pursuant to the 2023 AK Shareholders’ Agreement, the Stichting board of directors will propose to AB InBev’s shareholders’ meeting eight candidates for appointment to AB InBev’s Board of Directors, among which each of BRC and EPS/EPS Participations will have the right to nominate four candidates.

The 2023 AK Shareholders’ Agreement will remain in effect for an initial term until August 27, 2034 and will be automatically renewed for successive terms of ten years each unless, not later than two years prior to the expiration of the initial or any successive ten-year term, either party to the 2023 Shareholders’Agreement notifies the other of its intention to terminate the 2023 AK Shareholders’ Agreement.

The 2023 AK Shareholders’ Agreement is attached to this Schedule 13D as Exhibit 2.2.”

The section titled “Articles of Association of AB InBev” set forth under Item 6 of the Schedule 13D filed on November 2, 2016 is hereby deleted in its entirety and replaced with the following:

“Articles of Association of AB InBev

At the annual general meeting of shareholders on April 26, 2023, shareholders approved amendments to the Articles of Association of AB InBev to modify the composition rules for the board of directors of AB InBev as follows:

•	four independent directors will be appointed by the shareholders’ meeting of AB InBev upon proposal by the AB InBev board of directors;

•

so long as the Stichting and/or any of its Affiliates (as defined in the Articles of Association), any of their respective Successors (as defined in the Articles of Association) and/or Successors’ Affiliates own, in aggregate, more than 30% of the shares with voting rights in the share capital of AB InBev, eight directors will be appointed by the shareholders’ meeting of AB InBev upon proposal by the Stichting (and/or any of its Affiliates, any of their respective Successors and/or Successors’ Affiliates); and

•	so long as the holders of Restricted Shares, together with their Affiliates and/or any of their Successors and/or Successors’ Affiliates, own in aggregate:

•

more than 13.5% of the shares with voting rights in the share capital of AB InBev, three directors will be appointed by the shareholders’ meeting of AB InBev upon proposal by the holders of the Restricted Shares;

•

more than 9% but not more than 13.5% of the shares with voting rights in the share capital of AB InBev, two directors will be appointed by the shareholders’ meeting of AB InBev upon proposal by the holders of the Restricted Shares; and

•

more than 4.5% but not more than 9% of the shares with voting rights in the share capital of AB InBev, one director will be appointed by the shareholders’ meeting of AB InBev upon proposal by the holders of the Restricted Shares.

The amended Articles of Association of AB InBev are filed as Exhibit 2.1 to this Schedule 13D.”

Item 7. Material to Be Filed as Exhibits.

Exhibit No	Description

2.1	Consolidated Articles of Association of Anheuser-Busch InBev SA/NV (English-language translation) (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed by Anheuser-Busch InBev SA/NV on April 27, 2023).

2.2	2023 AK Shareholders’ Agreement, dated April 27, 2023 (filed herewith).

2.3	Funds Voting Agreement, effective November 1, 2015 (incorporated by reference to Amendment No. 15 to the Schedule 13D relating to Ambev filed by (among others) Former AB InBev, the Stichting and EPS on March 9, 2015).

2.4	Voting and Support Agreement relating to Anheuser-Busch InBev SA/NV, dated October 8, 2016 (incorporated by reference to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on November 2, 2016).

2.5	Powers of Attorney (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on June 16, 2021).

2.6	Powers of Attorney (incorporated by reference to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on November 2, 2016).

2.7	Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on November 2, 2016).

ANNEX A-1

Directors of the Stichting

Name	Citizenship	Business Address	Present Principal Occupation	Beneficial Ownership of AB InBev Ordinary Shares
Jorge Paulo Lemann	Brazil - Switzerland	Zürcherstrasse 325, 8645 Jona, Switzerland	Director of BRC and the Stichting.	1,138,785,411
Carlos Alberto da Veiga Sicupira	Brazil	Rua Dr Renato Paes de Barros, 1017, Itaim Bibi, 04530-001, Sao Paulo, Brazil	Director of BRC and the Stichting	1,138,526,411
Marcel Herrmann Telles	Brazil	Rua Dr Renato Paes de Barros, 1017, Itaim Bibi, 04530-001, Sao Paulo, Brazil	Director of BRC and the Stichting	1,138,526,411
Roberto Moses Thompson Motta	Brazil	Via Fratelli Gabba 1, 20121 Milano, Italy	Director of BRC and the Stichting	<0.1%
Paul Cornet de Ways Ruart	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of AB InBev, the Stichting and EPS	<0.1%
Alexandre Van Damme	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of AB InBev, the Stichting and EPS	0.104%
Grégoire de Spoelberch	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of AB InBev, the Stichting and EPS; CEO of GDS Consult SA1	<0.1%
Sabine Chalmers	United States	Brouwerijplein 1, 3000 Leuven, Belgium	Director of AB InBev, the Stichting and EPS and Group General Counsel of BT Group Plc[2]	<0.1%

1	The principal business of GDS Consult SA is private equity and real estate investments and its address is Rue de l’Eglise 147, B-1150 Woluwe St. Pierre, Belgium.
2

The principal business of BT Group Plc is developing and selling communications propositions and services and its principal business address is BT Centre, 81 Newgate St, London EC1A 7AJ, United Kingdom.

ANNEX A-2

Directors of BRC

Name	Citizenship	Business Address	Present Principal Occupation	Beneficial Ownership of AB InBev Ordinary Shares
Paulo Alberto Lemann	Brazil - Switzerland	2627, South Bayshore Drive, Unit 3002, 33133-5438, Florida, USA	Director of BRC and AB InBev	<0.1%
Jorge Paulo Lemann	Brazil - Switzerland	Zürcherstrasse 325, 8645 Jona Switzerland	Director of BRC and the Stichting	1,138,785,411
Carlos Alberto da Veiga Sicupira	Brazil	Rua Dr Renato Paes de Barros, 1017, Itaim Bibi, 04530-001, Sao Paulo, Brazil	Director of BRC and the Stichting	1,138,526,411
Marcel Herrmann Telles	Brazil	Rua Dr Renato Paes de Barros, 1017, Itaim Bibi, 04530-001, Sao Paulo, Brazil.	Director of BRC and the Stichting	1,138,526,411
Roberto Moses Thompson Motta	Brazil	Via Fratelli Gabba 1, 20121 Milano, Italy	Director of BRC and the Stichting	<0.1%
Alexandre Behring	Brazil	Av Nacoes Unidas, 13797, Bloco III, 15th Floor, Vila Gertrudes 04794-000, Sao Paulo, Brazil	Director of BRC	<0.1%
Eduardo Saggioro	Brazil	Rua Dr Renato Paes de Barros, 1017, Itaim Bibi, 04530-001, Sao Paulo, Brazil	Director of BRC	<0.1%
Marc Lemann	Brazil - Switzerland	Zürcherstrasse 325, 8645 Jona Switzerland	Director of BRC	<0.1%
Cecilia Sicupira	Brazil	Rua Dr Renato Paes de Barros, 1017, Itaim Bibi, 04530-001, Sao Paulo, Brazil	Director of BRC	<0.1%
Claudio Garcia	Brazil	944, Park Avenue, Apt 2, 10028, New York, USA	Director of BRC and AB InBev	<0.1%

ANNEX A-3

Directors of EPS

Name	Citizenship	Business Address	Present Principal Occupation	Beneficial Ownership of AB InBev Ordinary Shares
Sabine Chalmers	United States	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of AB InBev, the Stichting and EPS and Group General Counsel of BT Group Plc[1]	< 0.1%
Alexandre de Pret Roose de Calesberg	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS	< 0.1%
Christophe d’Ansembourg	Luxembourg	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS	0
Grégoire de Spoelberch	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of AB InBev, the Stichting and EPS; CEO of GDS Consult SA2	< 0.1%
Alexandre Van Damme	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of AB InBev, the Stichting and EPS	0.104%
Comtesse Edwine van der Straten Ponthoz	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS	< 0.1%
Maximilien de Limburg Stirum	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS, Chairman of SFI[3]	< 0.1%
Valentine De Pret Roose de Calesberg	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS	< 0.1%
Paul Cornet de Ways Ruart	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of AB InBev, the Stichting and EPS	< 0.1%
Sébastien Delloye	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS	< 0.1%

1

The principal business of BT Group Plc is developing and selling communications propositions and services and its principal business address is BT Centre, 81 Newgate St, London EC1A 7AJ, United Kingdom.

2	The principal business of GDS Consult SA is private equity and real estate investments and its address is Rue de l’Eglise 147, B-1150 Woluwe St. Pierre, Belgium.
3	The principal business of SFI is equity investments and its address is 488, route de Longwy L-1940 Luxembourg.

ANNEX A-4

Directors of Rayvax

Name	Citizenship	Business Address	Present Principal Occupation	Beneficial Ownership of AB InBev Ordinary Shares
Arnoud de Pret Roose de Calesberg	Belgium	c/o Rayvax SA Square Vergote 19 1200 Brussels	Director of several companies, including Rayvax	<0.01%
Gérard Lamarche	Belgium	c/o Rayvax SA Square Vergote 19 1200 Brussels	Director of several companies, including Rayvax	<0.01%
Lavinia de Pret Roose de Calesberg	Belgium	c/o Rayvax SA Square Vergote 19 1200 Brussels	Director of several companies, including Rayvax	0
Valentine de Pret Roose de Calesberg	Belgium	c/o Rayvax SA Square Vergote 19 1200 Brussels	Director of several companies, including Rayvax	< 0.1%
Elinor de Pret Roose de Calesberg	Belgium	c/o Rayvax SA Square Vergote 19 1200 Brussels	Director of several companies, including Rayvax	0

ANNEX A-5

Directors of Fonds Baillet Latour

Name	Citizenship	Business Address	Present Principal Occupation	Beneficial Ownership of AB InBev Ordinary Shares
Yvan de Launoit	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour, and deputy director of the CNRS[1]	<0.1%
Pierre-Olivier Beckers-Vieujant	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Grégoire de Spoelberch	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour and AB InBev	<0.1%
Benoit de Spoelberch	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Alain De Waele	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Thomas Leysen	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Chairman of Fonds Baillet Latour, Umicore and Mediahuis, and chairman of the supervisory board of Royal DSM N.V.[2]	<0.1%
Sybille van der Straten Ponthoz	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Anne de Paepe	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
André Querton	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Diane de Spoelberch-Adriaenssen	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Eric Speeckaert	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Fransiscus van Daele	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Elinor de Pret Roose de Calesberg	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Stichting Fonds InBev Baillet Latour[3]	Netherlands	Ceresstraat 1, Breda, Netherlands	Director of Fonds Baillet Latour	<0.1%

1	The CNRS (Centre National de la Recherche Scientifique) is a French state scientific research organization, and its principal address is 3 rue Michel-Ange, 75 016 Paris, France.
2

The principal business of Umicore is materials technology and its principal business address is Broekstraat 31 Rue du Marais, 1000, Brussels, Belgium. The principal business of Mediahuis is international media and its principal business address is Katwilgweg 2, 2050 Antwerpen, Belgium. The principal business of Royal DSM N.V. is health, nutrition and bioscience and its principal business address is Het Overloon 1, 6411 TE Heerlen, the Netherlands.

3

The directors of Stichting Fonds InBev Baillet Latour are Arnoud de Pret Roose de Calesberg, Benoit de Spoelberch, Alain De Waele, Thomas Leysen and Kees Storm. Each of them has a less than 0.1% beneficial ownership in AB InBev shares.

ANNEX A-6

Directors of Fonds Voorzitter Verhelst

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Beneficial Ownership of AB InBev Ordinary Shares
Remans Mieke	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Board member	< 0.1%
Degelin Ludo	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Board member	<0.1%
Hermans Luc	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Board member	<0.1%
Van Biesbroeck Jo	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	President of Fonds Voorzitter Verhelst	<0.1%
Verdoodt Isabelle	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Board member	<0.1%

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2023

STICHTING ANHEUSER-BUSCH INBEV

by	/s/ P. Cornet de Ways Ruart
Name:	P. Cornet de Ways Ruart
Title:	Class A Director

by	/s/ Roberto Moses Thompson Motta
Name:	Roberto Moses Thompson Motta
Title:	Class B Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2023

BRC S.À.R.L

by	*
Name:	Carlos Alberto Da Veiga Sicupira
Title:	Manager

by	*
Name:	Jorge Paulo Lemann
Title:	Manager

by	*
Name:	Marcel Herrmann Telles
Title:	Manager

*By	/s/ Roberto Moses Thompson Motta
Roberto Moses Thompson Motta
Attorney-in-Fact

/s/ André Costa Coelho de Souza
André Costa Coelho de Souza
Attorney-in-Fact

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2023

EUGÉNIE PATRI SÉBASTIEN S.A.

by	/s/ G. de Spoelberch
Name:	G. de Spoelberch
Title:	Director

by	/s/ P. Cornet de Ways Ruart
Name:	P. Cornet de Ways Ruart
Title:	Director

by	/s/ Alexandre Van Damme
Name:	Alexandre Van Damme
Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2023

RAYVAX SOCIÉTÉ D INVESTISSEMENTS S.A.

by	/s/ Valentine de Pret Roose de Calesberg
Name:	Valentine de Pret Roose de Calesberg
Title:	Director

by	/s/ Arnoud de Pret Roose de Calesberg
Name:	Arnoud de Pret Roose de Calesberg
Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2023

FONDS BAILLET LATOUR CV

*

Name:	Alain De Waele
Director

*
Name:	Thomas Leysen
Director

*By	/s/ Jan Vandermeersch
Jan Vandermeersch
Attorney-in-Fact

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2023

FONDS VOORZITTER VERHELST SRL

*
Name:	Luc Hermans
Director

*
Name:	Jo Van Biesbroeck
Director

*By	/s/ Jan Vandermeersch
Jan Vandermeersch
Attorney-in-Fact

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2023

JORGE PAULO LEMANN

*
Name:	Jorge Paulo Lemann

*By	/s/ Roberto Moses Thompson Motta
Roberto Moses Thompson Motta
Attorney-in-Fact

/s/ André Costa Coelho de Souza
André Costa Coelho de Souza
Attorney-in-Fact

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2023

CARLOS ALBERTO DA VEIGA SICUPIRA

*
Name:	Carlos Alberto Da Veiga Sicupira

*By	/s/ Roberto Moses Thompson Motta
Roberto Moses Thompson Motta
Attorney-in-Fact

/s/ André Costa Coelho de Souza
André Costa Coelho de Souza
Attorney-in-Fact

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2023

MARCEL HERRMANN TELLES

*
Name:	Marcel Herrmann Telles

*By	/s/ Roberto Moses Thompson Motta
Roberto Moses Thompson Motta
Attorney-in-Fact

/s/ André Costa Coelho de Souza
André Costa Coelho de Souza
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No	Description

2.1	Consolidated Articles of Association of Anheuser-Busch InBev SA/NV (English-language translation) (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed by Anheuser-Busch InBev SA/NV on April 27, 2023).

2.2	2023 AK Shareholders’ Agreement, dated April 27, 2023 (filed herewith).

2.3	Funds Voting Agreement, effective November 1, 2015 (incorporated by reference to Amendment No. 15 to the Schedule 13D relating to Ambev filed by (among others) Former AB InBev, the Stichting and EPS on March 9, 2015).

2.4	Voting and Support Agreement relating to Anheuser-Busch InBev SA/NV, dated October 8, 2016 (incorporated by reference to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on November 2, 2016).

2.5	Powers of Attorney (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on June 16, 2021).

2.6	Powers of Attorney (incorporated by reference to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on November 2, 2016).

2.7	Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on November 2, 2016).